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                                                                    Exhibit 13.3

                      HARRIS ASSOCIATES INVESTMENT TRUST

                       Organizational Expenses Agreement
                       ---------------------------------

          HARRIS ASSOCIATES INVESTMENT TRUST, a Massachusetts business trust (the "Trust"), and Harris Associates L.P., a Delaware limited partnership (the "Adviser"), in consideration for the engagement by the Adviser as the investment adviser for each of the series of the Trust designated The Oakmark Small Cap Fund, The Oakmark Balanced Fund and The Oakmark International Emerging Value Fund (the "Funds") pursuant to separate agreements, hereby agree as follows:

     1. Advancement of Expenses. The Adviser shall pay all of the organizational expenses of each Fund, including but not limited to, registration fees and fees for services rendered prior to the commencement of the initial public offering of shares of the Fund, subject to the right to be reimbursed pursuant to paragraph 2.

     2. Reimbursement and Amortization of Expenses. Each Fund shall amortize its organizational expenses on a straight-line basis over a period commencing on the next business day after the net assets of the Fund first exceed $10 million and ending five years after the Fund commences the initial public offering of shares of the Fund; and the Fund shall reimburse the Adviser during the period of such amortization by paying to the Adviser on the last business day of each month an amount equal to the organizational expenses amortized by the Fund during that month.

     3. Limitation on Reimbursement. If a Fund should be liquidated during such five-year period prior to the complete amortization of all organizational expenses, neither the Fund nor the Trust shall have any duty to reimburse the Adviser for organizational expenses of the Fund unamortized as of the time of liquidation.

     4. Obligation of the Trust. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement are binding only upon the assets and property of the respective Funds and the Trust and not upon the trustees, officers or shareholders of the Trust individually. The Agreement and Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated July 6, 1995

HARRIS ASSOCIATES INVESTMENT TRUST    HARRIS ASSOCIATES L.P.,
                                        by HARRIS ASSOCIATES, INC.
                                        its General Partner


    /s/ Victor Morgenstern                /s/ Victor Morgenstern
By: _____________________________     By: ________________________________